Exhibit 97.1

WisdoMTree BITCOIN FUND

COMPENSATION CLAWBACK POLICY

The WisdomTree Bitcoin Fund (the “Trust”) has adopted this Executive Officer Incentive-Based Compensation Clawback Policy (the “Policy”) as described herein. Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in Section 3 below.

1.	Overview

This Policy is applicable only to the Executive Officers of the Trust, and only to the extent such Executive Officers receive Incentive-Based Compensation from the Trust. For the avoidance of doubt, the Trust does not currently pay and does not expect to pay Incentive-Based Compensation and therefore this Policy is not currently applicable. In addition, this Policy does not apply to any compensation arrangement between any officer (whether or not an Executive Officer of the Trust), and any person or entity other than the Trust, including WisdomTree Digital Commodity Services, LLC, the Sponsor of the Trust (the “Sponsor”). The Trust has no employees, officers or directors, however, certain officers of the Sponsor may from time to time serve in a policy-making function for the Trust and therefore may be deemed Executive Officers of the Trust subject to this Policy to the extent such Executive Officers were awarded Incentive-Based Compensation by the Trust.

Subject to the foregoing, the Policy sets forth the circumstances and procedures under which the Trust shall recover Erroneously Awarded Compensation from (i) Covered Persons in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Cboe BZX Exchange, Inc. (the “Exchange”) and (ii) Participating Employees.

2.	Compensation Recovery Requirement

In the event the Trust is required to prepare a Financial Restatement, the Trust shall recover reasonably promptly all Erroneously Awarded Compensation with respect to such Financial Restatement. The Sponsor shall reasonably assist the Trust in any such recovery.

3.	Definitions

a.	“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date for a Financial Restatement. In the event the Trust has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

b.	“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.

c.	“Board” means the Board of Trustees of the Trust or, in the absence thereof, the governing body of the Sponsor.

d.	“Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of the person’s current role or status with the Trust (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

e.	“Effective Date” means the date of Exchange listing.

f.	“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in a Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was based, and the Trust shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received in the fiscal period when the Financial Reporting Measure is attained, not when the actual payment, grant, or vesting occurs.

g.	“Executive Officer” means any person who served the Trust in any of the following roles at any time during the performance period applicable to Incentive-Based Compensation and received Incentive-Based Compensation after beginning service in any such role (regardless of whether such Incentive-Based Compensation was received during or after such person’s service in such role): the president; principal financial officer; principal accounting officer (or if there is no such accounting officer, the controller); any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance); any other officer who performs a policy making function; or any other person who performs similar policy making functions for the Trust. Officers of subsidiaries of the Trust may be deemed Executive Officers if they perform such policy making functions for the Trust.

2

h.	“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Trust’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and stock price and total shareholder return.

i.	“Financial Restatement” means a restatement of previously issued financial statements of the Trust due to the material noncompliance of the Trust with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

j.	“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Trust or any of its subsidiaries that is granted, earned or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure and any other equity-based compensation provided by the Trust or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units, and stock appreciation rights, regardless of whether such equity-based compensation is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure.

k.	“Restatement Date” means, with respect to a Financial Restatement, the earlier to occur of: (i) the date the Board concludes, or reasonably should have concluded, that the Trust is required to prepare the Financial Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Trust to prepare the Financial Restatement.

4.	Exception to Compensation Recovery Requirement

The Trust may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Board determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to third parties including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Trust has made a reasonable attempt to recover such Erroneously Awarded Compensation; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.

5.	Recovery from Participating Employees

In addition to (and without limiting) the provisions of paragraph 2 above, in the event the Trust is required to prepare a Financial Restatement after the Effective Date, the Trust will use reasonable efforts to recover from any current or former employee of the Trust who is not a Covered Person but received Incentive-Based Compensation from the Trust during the three completed fiscal years immediately preceding the date on which the Board concludes that the Trust is required to prepare a Financial Restatement (each a “Participating Employee”), the amount that exceeds what would have been paid to the Participating Employee under the Financial Restatement; provided that, this paragraph 5 will apply only to the extent the Board, in its sole discretion, determines that the Participating Employee committed any act or omission that materially contributed to the circumstances requiring the Financial Restatement and which involved any of the following: (i) misconduct, wrongdoing, or a violation of any of the Trust’s rules or of any applicable legal or regulatory requirements in the course of the Participating Employee’s employment by, or service with, the Trust; or (ii) a breach of a fiduciary duty to the Trust or its shareholders by the Participating Employee.

3

6.	Recovery for Intentional Misconduct

In addition to (and without limiting) the provisions of paragraphs 2 and 5 above, in the event that the Trust is required to prepare a Financial Restatement after the Effective Date and the Board, in its sole discretion, determines that a Covered Person’s or a Participating Employee’s act or omission contributed to the circumstances requiring the Financial Restatement and such act or omission involved any of the following: (i) willful, knowing, or intentional misconduct or a willful, knowing, or intentional violation of any of the Trust’s rules or any applicable legal or regulatory requirements in the course of the Covered Person’s or the Participating Employee’s employment by, or service with, the Trust; or (ii) fraud in the course of the Covered Person’s or the Participating Employee’s employment by, or service with, the Trust, then in each such case, the Trust will use reasonable efforts to recover from such Covered Person or Participating Employee, up to 100% (as determined by the Board in its sole discretion) of the Incentive-Based Compensation received by such Covered Person or Participating Employee from the Trust during the three fiscal years immediately preceding the date on which the Board concludes that the Trust is required to prepare such Financial Restatement, and not just the amount that is in excess of what would have been paid to the Covered Person or the Participating Employee had such compensation been determined based on the restated amounts in such Financial Restatement.

7.	Tax Considerations

To the extent that, pursuant to this Policy, the Trust is entitled to recover any compensation, the gross amount of the recoverable compensation received (i.e., the amount the Covered Person or Participating Employee received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person or Participating Employee, as applicable.

8.	Method of Compensation Recovery

The Board shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation or other compensation recoverable hereunder, which may include, without limitation, any one or more of the following:

a.	requiring reimbursement of cash Incentive-Based Compensation previously paid;

4

b.	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

c.	cancelling or rescinding some or all outstanding vested or unvested equity-based awards;

d.	adjusting or withholding from unpaid compensation or other offset;

e.	cancelling or offsetting against planned future grants of equity-based awards; and/or

f.	any other method permitted by applicable law or contract.

Notwithstanding the foregoing, a Covered Person or Participating Employee will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation or other recoverable compensation to the Trust if such compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

9.	Policy Interpretation

This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Board shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Trust to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.

10.	Policy Administration

This Policy shall be administered by the Board; provided, however, that the Board shall have exclusive authority to authorize the Trust (or the Sponsor in assisting the Trust) to prepare a Financial Restatement. The Board shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Board deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Board of any provision of this Policy and all determinations made by the Board under this Policy shall be final, binding, and conclusive.

5

11.	Compensation Recovery Repayments not Subject to Indemnification

Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Trust or any of its subsidiaries, Covered Persons and Participating Employees are not entitled to indemnification for Erroneously Awarded Compensation or other recoverable compensation or for any losses arising out of or in any way related to Erroneously Awarded Compensation or other recoverable compensation recovered under this Policy.

6